SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Stratabid.com, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   86269Q 10 7
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                                 (CUSIP Number)

                                  Derek Wasson
                                1675 Larch Street
                       Vancouver, British Columbia V6K 3N7
                                 (604) 734-9844
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].





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CUSIP No.     86269Q 10 7


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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
   (entities only):

     Derek Wasson

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) |X|

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3) SEC Use Only

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4) Sources of Funds (See Instructions): N/A

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

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6)   Citizenship  or  Place  of  Organization:     Canada

Number of          (7)  Sole Voting Power:       750,000
Shares Bene-
ficially           (8)  Shared Voting Power          -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  750,000
ing Person
With              (10)  Shared Dispositive Power     -0-

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11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     750,000

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13) Percent of Class Represented by Amount in Row (11):

         47.9%
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14) Type of Reporting Person (See Instructions): IN

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Item 1.   Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of stratabid.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Suite 1400, 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6.

Item 2.   Identity and Background

         This statement is filed by Derek Wasson, whose business address is Suite 1400, 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6. Mr. Wasson is the President and a Director of the Issuer.

         During the last five (5) years, Derek Wasson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, Derek Wasson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Mr. Wasson is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.   Purpose of Transaction

         250,000 common shares of the Issuer were sold by Derek Wasson at a price of $0.25 per share on December 18, 2003 pursuant to the Issuer's SB-2 Registration Statement.

         The remaining securities of the Issuer held by Derek Wasson (750,000 common shares) were acquired by Derek Wasson for investment purposes and to acquire control of the Issuer.

         Derek Wasson is an officer, director and major shareholder of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.


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         Mr. Wasson reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Subsequent to the sale being reported in this Schedule 13D, Mr. Wasson will own 750,000 shares of common stock which represents approximately 47.9% of the shares currently outstanding. Shares beneficially owned by Mr. Wasson do not include 2,000 shares of the Issuer's common stock owned by Mr. Wasson's parents.
         (b) With regard to the 750,000 shares owned by Mr. Wasson, he has sole voting and sole power to dispose of all of such shares.
         (c) On December 18, 2003 Derek Wasson sold 250,000 shares at a price of $0.25 per share pursuant to the Issuer's SB-2 Registration Statement.
         (d)  Not applicable.
         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         None.

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Item 7.   Material to be Filed as Exhibits.

         None


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 19, 2003


/s/  Derek Wasson
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Derek Wasson